FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

Reidwaan Wookay
Tel   +27 11 644-2665
Fax   +27 11 484-0639
Mobile 084 878 4566

Andrew Davidson
Tel   +27 11 644-2638
Fax   +27 11 484-0639
Mobile 082 667 7203

Fatal accidents at Driefontein and South Deep gold mines

Johannesburg, 29 April 2008. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) deeply regrets to report that four mineworkers were fatally injured in two separate underground accidents at its Driefontein and South Deep gold mines on the West Rand today.

Three employees at Driefontein lost their lives as a result of a fall of ground in a stope 1,900 metres below surface at No 10 Shaft. Two others were injured, one of them seriously, and taken to hospital for treatment. The accident occurred at 8-17am and followed a seismic event of 1.7 magnitude.

In a separate accident a driller's assistant was fatally injured in a fall of ground at South Deep. The accident happened at 10-30am in a development end on 100 level - 2,700 metres below surface of the Twin Shaft complex.

Investigations into both accidents will be carried out by the respective mine management teams as well as the Department of Minerals and Energy. The trade unions were also informed.

The names of the deceased and injured are being withheld until next of kin have been informed.

Vishnu Pillay, head of Gold Fields South African operations, said: "We deeply regret the loss of lives of our colleagues. These accidents have occurred despite considerable efforts to improve management of safety at our operations. We remain committed to our quest of achieving zero harm at all our operations. Safety is still our number one priority."

<center>ends</center>

Enquiries
Andrew Davidson
Office 011-644-2638
Mobile 0826677203

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields' operations are ISO14001 certified. For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 29 April 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
            Relations and Corporate Affairs